wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2007 OCT 26 A 10:55

FILE NO. 82-34753

22 October 2007

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

07027569

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

RECEIVED
2007 OCT 25 A 9:35

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 22 September 2007 and 19 October 2007 (inclusive)

- Notifications relating to acquisition of shares by employees share trust
- Notification in relation to voting rights and capital
- Block listing six monthly return

2. Documents filed with Registrar of Companies for Scotland

None during the period.

3. Documents submitted to the Financial Services Authority

- Block listing six monthly return

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	09:32 01-Oct-07
Number	8423E

RNS Number:8423E
Wolfson Microelectronics PLC
01 October 2007

Edinburgh, 1st October 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 28th September 2007 by the No. 1 Trust that, on 28th September 2007, the No. 1 Trust purchased 200,000 ordinary shares of 0.1 pence each in the Company at a price of £2.485 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,937,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:04 28-Sep-07
Number	6865E

RNS Number:6865E
Wolfson Microelectronics PLC
28 September 2007

Edinburgh, 28 September 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 27th September 2007 by the No. 1 Trust that, on 27th September 2007, the No. 1 Trust purchased 300,000 ordinary shares of 0.1 pence each in the Company at a price of £2.519 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,737,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-
Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	10:08 27-Sep-07
Number	6064E

RNS Number:6064E
Wolfson Microelectronics PLC
27 September 2007

Edinburgh, 27 September 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 26th September 2007 by the No. 1 Trust that, on 26th September 2007, the No. 1 Trust purchased 300,000 ordinary shares of 0.1 pence each in the Company at a price of £2.48 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,437,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	09:48 26-Sep-07
Number	5114E

RNS Number:5114E
Wolfson Microelectronics PLC
26 September 2007

Edinburgh, 26 September 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 25th September 2007 by the No. 1 Trust that, on 25th September 2007, the No. 1 Trust purchased 300,000 ordinary shares of 0.1 pence each in the Company at a price of £2.442 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,137,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	08:44 25-Sep-07
Number	4237E

RNS Number:4237E
Wolfson Microelectronics PLC
25 September 2007

Edinburgh, 25 September 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 24th September 2007 by the No. 1 Trust that, on 24th September 2007, the No. 1 Trust purchased 300,000 ordinary shares of 0.1 pence each in the Company at a price of £2.4624 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 3,837,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:02 24-Sep-07
Number	3241E

RNS Number:3241E
Wolfson Microelectronics PLC
24 September 2007

Edinburgh, 24 September 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 21st September 2007 by the No. 1 Trust that, on 21 September 2007, the No. 1 Trust purchased 300,000 ordinary shares of 0.1 pence each in the Company at a price of £2.452 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 3,537,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	08:56 21-Sep-07
Number	2520E

RNS Number:2520E
Wolfson Microelectronics PLC
21 September 2007

Edinburgh, 21 September 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 20th September 2007 by the No. 1 Trust that, on 20 September 2007, the No. 1 Trust purchased 300,000 ordinary shares of 0.1 pence each in the Company at a price of £2.383 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 3,237,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Total Voting Rights
Released	09:22 01-Oct-07
Number	8412E

RNS Number:8412E
Wolfson Microelectronics PLC
01 October 2007

Edinburgh, 1st October 2007

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,173,089 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,173,089.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All nghts reserved

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Blocklisting Interim Review
Released	12:49 17-Oct-07
Number	8729F

RNS Number:8729F
Wolfson Microelectronics PLC
17 October 2007

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 17 October 2007

Name of applicant:	Wolfson Microelectronics plc
Name of scheme:	1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B
Period of return: From:	17 April 2007 To: 16 October 2007
Balance of unallotted securities under scheme(s) from previous return:	6,286,039
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/ allotted under scheme(s) during period (see LR3.5.7G)	1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 430,400 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 183,600 2003 Wolfson Microelectronics plc

Executive Share Option Scheme A: 14,871

2003 Wolfson Microelectronics plc
Executive Share Option Scheme B: 55,936

2003 Wolfson Microelectronics plc All
Employee Share Option Scheme A: 57,866

2003 Wolfson Microelectronics plc All
Employee Share Option Scheme B: 50,076

Total: 792,749

Equals: Balance under scheme(s) not
yet issued/allotte d at end of period: 5,493,290

Name of contact: Mark Cubitt

Telephone number of contact: 0131 272 7000

SIGNED BY Mark Cubitt
Director
for and on behalf of
Wolfson Microelectronics plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 17 October 2007

Name of *applicant*:		Wolfson Microelectronics plc	
Name of scheme:		1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B	
Period of return:	From:	17 April 2007	To: 16 October 2007
Balance of unallotted securities under scheme(s) from previous return:		6,286,039	
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil	
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 430,400 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 183,600 2003 Wolfson Microelectronics plc Executive Share Option Scheme A: 14,871 2003 Wolfson Microelectronics plc Executive Share Option Scheme B: 55,936 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: 57,866 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: 50,076 **Total: 792,749**	
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,493,290	

Name of contact:	Mark Cubitt
Telephone number of contact:	0131 272 7000

SIGNED BY Mark Cubitt
Director
for and on behalf of
Wolfson Microelectronics plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END